Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

Telephone (704) 362-6345

'CORRESP'

February 28, 2019

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, DC 20549

Attention:             Jay Ingram, Legal Branch Chief
Sergio Chinos, Staff Attorney

Re:         Level Brands, Inc. (the “Company”)
Registration Statement on Form S-3
Filed December 13, 2018
File No. 333-228773

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment dated February 27, 2019. Following are the Company's responses to the staff's comments.

Form S-3 filed December 13, 2018

Form 8-K/A filed February 22, 2019 Exhibit 99.3

1. – Basis of Pro Forma Presentation, page F-6

1.
You disclosed in your Item 2.01 Form 8-K dated December 20, 2018 that the merger transaction will be accounted for as a reverse merger. Please address how you determined the appropriateness of this accounting. In this regard, we note that in the First Tranche you will issue 6,500,000 shares of common stock to the preferred membership interest owners of Cure Based Development and in the Second Tranche you will issue 8,750,000 shares of your common stock to CBD Holding, LLC, a member of Cure Based Development which is controlled by Mr. Scott Coffman, CEO and one of the managers of Cure Based Development. In light of the vesting provisions of the Second Tranche and guidance set forth in ASC 805-10-25-20 through 21 and ASC 805-10-55-24 through 55-26, please address why the 8,750,000 shares are not accounted for as a separate transaction and therefore not included in applying the acquisition method of accounting, including the determination of the purchase price. Specify whether the vesting terms include a condition of employment.

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

Response: While the Company initially believed that the merger transaction would be accounted for as a reverse merger, the Company subsequently determined that the Company was the acquirer based upon the following analysis below. Accordingly, the Company’s Form 8-K/A as filed on February 22, 2019 contains financial information based upon the application of acquisition accounting, and the footnote confirms the Company’s ultimate determination of the proper accounting treatment for the transaction. The Company, however, acknowledges that the Form 8-K/A as filed does not include disclosure regarding how the Company ultimately determined that it was the acquirer. If the staff believes it would be helpful to investors, the Company will amend the 8-K/A to provide disclosure on the determination of the accounting treatment that the Company is the acquirer in the merger.

Abstract of the Merger Agreement dated December 3, 2018:

●
Recitals: The board of directors of the Company and the members of Cure Based Development have determined being in the best interest of each entity that: (i) the Company would acquire Cure Based Development through a statutory merger with and into the Company, pursuant to which Cure Based Development would become a wholly owned subsidiary of the Company.

●
Section 2.02 (a) Closing: The closing of the merger shall take place at the offices of the Company no later than the second business day following the satisfaction of the closing conditions set forth in Article VII of the Merger Agreement.

●
Article VII: The conditions in Article VII includes (among others), the passage of the Farm Bill by both the U.S. House of Representatives and the U.S. Senate and shall have been signed and approved by the President of the U.S.

●
Section 2.06 Merger Consideration:

o
The Company will issue 6,500,000 shares to the former members of Cure Based Development (“First Tranche Shares”);

o
The Company will issue 8,750,000 shares that will vest 2,175,000 each after 12, 24, 42, and 60 months. Until vested, the shares will have a voting proxy voted by the Audit Committee Chair and voting as directed by a majority of the independent board members of the Company (“Second Tranche Shares”). The structure of the Second Tranche was made as a business decision by the Company’s management and was a deliberate decision not to turn control over to the sellers on day one, so that existing Company shareholders could retain control in the “near-term”; and

o
In addition to the above, the seller will have the opportunity to earn shares based on performance as an earn-out as follows: 3,812,500 shares issued each for aggregate revenue of $20 million, $60 million, $140 million, and $300 million. The aggregate revenue totals will be measured on the 12, 24, 42, and 59 month, starting from the first calendar day after the close of the transaction (“Earnout Shares”).

●
Article X Shareholder approval: While no shareholder approval under North Carolina law was required for issuance of the First Tranche Shares, Second Tranche Shares and Earnout Shares, if earned, the Company’s common stock is listed on the NYSE American and it is subject to its rules regarding shareholder approval for the possible issuance of in excess of 20% of the currently outstanding shares of its common stock. The Company will seek shareholder approval for the issuance of all shares under the terms of the Merger Agreement, including the First Tranche Shares, Second Tranche Shares and the Earnout Shares (if earned) (the “Stock Issuance Proposal”).

Other points of note:

●
The Company’s 2019 Annual Meeting is currently scheduled for March 29, 2019. As set forth in the preliminary proxy statement on Schedule 14A as filed on February 14, 2019, proposal 3 thereof is seeking shareholder approval for the Stock Issuance Proposal.

●
On December 20, 2018, the closing date of the transaction, the transaction was deemed consummated and there are no circumstances where the former Cure Based Development owners can cancel or rescind the transaction either before the 2019 Annual Meeting or if the Stock Issuance Proposal is not approved at the 2019 Annual Meeting. Please see the additional discussion in our response to comment 4 below.

●
In the event the Stock Issuance Proposal is not approved at the 2019 Annual Meeting, pursuant to Article X of the Merger Agreement, the Company is obligated to cause an unlimited number of additional shareholder meetings to be held every six months thereafter until the shareholder approval is obtained.

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

Application of ASC 805 – Business Combinations

The Company notes that Accounting Standards Codification (“ASC”) 805 Business Combinations requires that a business combination be accounted for by applying the acquisition method. Specifically, ASC 805-10-05-4 states that the acquisition method requires all of the following steps:

a.
Identifying the acquirer;

b.
Determining the acquisition date;

c.
Recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and

d.
Recognizing and measuring goodwill or a gain from a bargain purchase

Additionally, due to the pending issuance of the Company’s stock to the former members of Cure Based Development in exchange for 100% of the equity interest in Cure Based Development, the Company also considered the provisions of ASC 805-10-55-12 (Reverse Acquisition) during the process of identifying the acquirer.

a.
Identifying the acquirer:

The Company noted that ASC 805-10-25-4 states that for each business combination, one of the combining entities shall be identified as the acquirer. The implementation guidance in ASC 805-10-55-10 further states that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making the determination.

Variable Interest Entity discussion:

Prior to and leading up to the acquisition date, after the definitive documents were executed leaving only the passage of the Farm Bill as a requirement for completion of the acquisition, the Company provided financing to Cure Based Development in the form of a promissory note that amounted to approximately $2 million. Although the promissory note (receivable to the Company), may be deemed a variable interest, the Company determined that Cure Based Development was not a variable interest entity due to the following:

●
Cure Based Development did not lack sufficient equity to finance its activities. Although the promissory note was provided by the Company, Cure Based Development had not drawn down fully on the promissory note prior to the acquisition date and was primarily financing its activities through its own operations;

●
The equity holders of Cure Based Development as a group (both preferred unit holders and common unit holders) had the characteristics of a controlling financial interest; and

●
There is substantive voting rights among the members of Cure Based Development through their membership interest.

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

As Cure Based Development was deemed not to be a VIE and the transaction was effected by an exchange of equity interest in the form of merger consideration paid to the former owners of Cure Based Development, the Company further evaluated the guidance in ASC 805-10-55-12 through 805-10-55-15 in order to confirm that the Company was the acquirer and Cure Based Development was the acquiree.

The Company noted that ASC 805-10-55-12 through 805-10-55-15 state the following:

55-12
In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40: provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.
The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b.
The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

c.
The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

d.
The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

e.
The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

55-13
The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

55-14
In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

55-15
A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14: In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

The Company determined that the key fact pattern assessed for this transaction based on the guidance above was as follows:

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

ASC 805-10-55-12

i.
Relative voting rights – The Company is issuing shares to the former members of Cure Based Development as part of the consideration paid to acquire Cure Based Development. Prior to the transaction the Company had 10,095,356 shares outstanding as defined under ASC 805-10-55-12. Upon completion of the transaction and after shareholder approval the Company will issue an additional 15,250,000 shares (representing the First Tranche Shares and the Second Tranche Shares) to the former members of Cure Based Development resulting in a total of 25,345,356 shares outstanding. Until vested, the Second Tranche Shares will be subject to a voting proxy voted by the Audit Committee Chair and voting as directed by a majority of the independent board members of the Company.

ii.
In addition to the issuance of the shares above, the seller will have the opportunity to receive the Earnout Shares based on performance as an earn-out as set forth above.

Additionally, the Company noted that Ernst & Young (“EY”) has additional relevant guidance published as it relates to the question of “Relative Voting Rights” under ASC 805-10-55-12(a). The EY Financial Reporting Development-Business Combinations dated February 2018 states the following:

We believe that instruments that are not vested or exercisable or convertible until after the consummation date generally should not be considered outstanding shares for the purposes of the voting rights assessment unless it is apparent that a sufficient number of instruments will be vested or exercisable in the near-term, and it can be reasonably concluded that those instruments would be exercised or converted.

Subsequent to the closing of the transaction and upon the issuance of the First Tranche and Second Tranche Shares, the Company’s current shareholders will control approximately 40% of the voting shares, the former Cure Based Development members will control approximately 26% of the voting shares (through the First Tranche Shares) and the Company, through the proxy granted to the Audit Committee Chair over the Second Tranche Shares until vested, will control approximately 34% of the voting shares. As set forth above, the Second Tranche Shares will be voted based on the recommendation of the majority of the independent board members. However, at the date of closing the Company’s shareholders owned 100% of the shares (voting rights) outstanding since the First Tranche Shares and Second Tranche Shares were not outstanding as of the date of the acquisition.

Based on the EY guidance referenced above, the Company determined that First Tranche Shares and Second Tranche Shares to be issued to the former owners of Cure Based Development should not be considered shares outstanding for the purposes of the relative voting rights assessment due to: 1) the delay in the annual meeting vote as compared to the closing date (described below) that approves the issuance of the new shares, 2) the contingency that the issuance of shares requires approval from the Company’s existing shareholders and 3) the overtime vesting of the 34% of shares (Second Tranche). As a result only the shares outstanding and held by the Company’s shareholders at the date of acquisition are included for the purposes of calculating the relative voting rights assessment in the combined entity.

b.
Minority Interest – As indicated above, the Company’s shareholders pre-closing would control approximately 40% of the voting shares following the issuances of the First Tranche Shares and the Second Tranche Shares.

c.
Governing body – The Board of Directors for the Company currently consists of six directors, this includes the current CEO of the Company who is also the Chairman of the Board. The other five directors consist of four independent directors (three of these are the chairs of the Audit, Compensation and Corporate Governance and Nominating Committee) and one other non-independent director. After the transaction, the former CEO of Cure Based Development joined the Board as a non-independent director, but the board leadership and committee chairs remained unchanged.

d.
Senior Management – The current leadership and officers of the Company consist of an individual as the CEO and another individual serving as the CFO and COO. These individuals continued in their respective roles post-closing and no new executive officers were added to the Company as a result of the transaction.

e.
Equity Interest - The Company will be issuing equity in the Company in exchange for 100% membership interest in Cure Based Development.

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

ASC 805-10-55-13

The Company at its most recent fiscal year end (September 30, 2018) had total assets of $15,017,612, total net sales of $8,420,142, and earnings of $(412,075) as compared to Cure Based Development at its most recent fiscal year end (December 31, 2017) with total assets of $512,079, total sales of $354, and earnings of $(235,400). The Company was significantly larger than Cure Based Development.

ASC 805-10-55-14

The Company initiated conversations regarding a possible transaction, the strategy and positioning of the Company upon a business combination. Only two entities were involved in the transaction.

ASC 805-10-55-15

A new entity was formed and is 100% owned by the Company, allowing for a forward merger (Reorg A). Cure Based Development merged into the new entity. The new entity was not deemed substantive as it is not involved in significant pre-combination activities. Additionally, the new entity did not issue its own shares as part of the transaction and was formed by the Company to facilitate (for legal and tax purposes) the merger of Cure Based Development into the Company.

Overall Conclusion Regarding Accounting Treatment of the Transaction

The Company reviewed the fact pattern above and has determined that the Company is the acquirer as all guidance items (805-10-55-12 through 805-10-55-15) indicate the Company as such. As of the date of closing, the Company’s shareholders owned 100% of the voting rights of the combined companies. Additionally, the other factors regarding directing, operating and overseeing the business day to day were significant factors and, as the Company continues to provide oversight and management of the ongoing entity via both the Board of Directors, its leadership and the officers of the Company, combined with all other facts have reached this conclusion.

With respect to the staff’s comment regarding the Second Tranche Shares, it is important to note that Cure Based Development had two classes of members, Preferred and Common. As a part of the operating agreement for Cure Based Development, Preferred members were entitled to the First Tranche Shares and the Common members (which was CBD Holdings ) was entitled to the Second Tranche Shares.

In addition, with respect to the staff’s comment, the vesting terms of the Second Tranche Shares do not include a condition of employment. The Company considered the guidance set forth in ASC 805-10-25-20 through 21 and determined neither applied in the transaction. In particular, the Company and Cure Based Development did not have a pre-existing relationship or other relationship before negotiations for the business combination began, nor did they enter into any arrangement during the negotiations that was separate from the business combination, and the transaction was entered into by the Company primarily for its benefit rather than for the primary benefit of the members of Cure Based Development. The transaction did not (i) effectively settle any pre-existing relationship between the Company and Cure Based Development, (ii) compensate employees or former owners of Cure Based Development for future services (please see discussion elsewhere herein regarding the post-closing employment agreements with Mr. Coffman and Ms. Dunayer), and (iii) did not reimburse Cure Based Development or its former owners for paying the Company’s acquisition-related costs.

In addition, based upon the following analysis the Company determined that the Second Tranche Shares should not be accounted for as a separate transaction. In reaching its conclusion, the Company noted that ASC 805-30-25-5 states that the consideration the acquirer transfers in exchange for the acquiree includes any asset or liability resulting from a contingent consideration arrangement, and that the acquirer shall recognize the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the acquiree.

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

The Company noted that the glossary in ASC 805-10-20 defines Contingent Consideration as:

Usually an obligation of the acquirer to transfer additional assets or equity interest to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met. However, contingent consideration also may give the acquirer the right to the return of previously transferred consideration if specified conditions are met.

The First Tranche Shares and Second Tranche Shares have specified future events (approval vote of existing shareholders due to NYSE rules) and as a result are deemed contingent consideration.

Additionally, pursuant to Section 2.06(c) of the Merger Agreement, the Company has an obligation to potentially transfer Earnout Shares to CBD Holdings, an entity unrelated to the Company that is owned and operated by the former owners and some former employees of Cure Based Development. The Earnout Shares are expected to account for the prospective value of Cure Based Development as agreed to by the Company and Cure Based Development. The issuance of the Earnout Shares is based on Cure Based Development meeting certain revenue targets (as detailed below) commencing with first day of the calendar quarter immediately following the December 20, 2018 closing date.

Summary of Earnout Revenue Targets and Shares for potential issuance

A	B	C	D	E
Marking		Incremental Marking	Shares Issued / Each
Period	Earnout	Period Earnout	dollar of Aggregate	Aggregate Net
in Months	Shares	Revenue	Net Revenue Ratio	Revenue

12	3,812,500	20,000,000	0.190625	1	$20,000,000
24	3,812,500	40,000,000	0.0953125	20,000,001	$60,000,000
42	3,812,500	80,000,000	0.04765625	60,000,001	$140,000,000
59	3,812,500	160,000,000	0.023828125	140,000,001	$300,000,000
		300,000,000

Based on the ASC 805 glossary definition of contingent consideration as described above, the Company determined that the Earnout Shares are preliminarily deemed contingent consideration (subject to further analysis below) as they represent part of the exchange in the form of equity interest to the former owners of Cure Based Development for acquiring the control of Cure Based Development and will be transferred if specified future events occur or conditions are met (i.e., satisfaction of the revenue targets).

The Company also undertook the following additional analysis of whether the contingent consideration represents compensation for services and accounted for separately from the business combination accounting and not contingent consideration as part of the acquisition.

The Company noted that ASC 805-10-55-24 provides the following accounting guidance when contingent payments exist to employees or selling shareholders of the acquiree.

Whether arrangements for contingent payments to employees or selling shareholders are contingent consideration in the business combination or are separate transactions depends on the nature of the arrangements. Understanding the reasons why the acquisition agreement includes a provision for contingent payments, who initiated the arrangement, and when the parties entered into the arrangement may be helpful in assessing the nature of the arrangement.

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

The Company noted that ASC 805-10-55-25 states the following:

If it is not clear whether an arrangement for payments to employees or selling shareholders is part of the exchange for the acquiree or is a transaction separate from the business combination, the acquirer should consider the following indicators:

a.
Continuing employment. The terms of continuing employment by the selling shareholders who become key employees may be an indicator of the substance of a contingent consideration arrangement. The relevant terms of continuing employment may be included in an employment agreement, acquisition agreement, or some other document. A contingent consideration arrangement in which payments are automatically forfeited if employment terminates is compensation for post-combination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional consideration rather than compensation.

b.
Duration of continuing employment. If the period of required employment coincides with or is longer than the contingent payment period, that fact may indicate that the contingent payments are, in substance, compensation.

c.
Level of compensation. Situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of the other key employees in the combined entity may indicate that the contingent payments are additional consideration rather than compensation.

d.
Incremental payments to employees. If selling shareholders who do not become employees receive lower contingent payments on a per-share basis than the selling shareholders who become employees of the combined entity, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.

e.
Number of shares owned. The relative number of shares owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement. For example, if the selling shareholders who owned substantially all of the shares in the acquiree continue as key employees, that fact may indicate that the arrangement is, in substance, a profit sharing arrangement intended to provide compensation for post-combination services. Alternatively, if selling shareholders who continue as key employees owned only a small number of shares of the acquiree and all selling shareholders receive the same amount of contingent consideration on a per-share basis, that fact may indicate that the contingent payments are additional consideration. The pre-acquisition ownership interests held by parties related to selling shareholders who continue as key employees, such as family members, also should be considered.

f.
Linkage to the valuation. If the initial consideration transferred at the acquisition date is based on the low end of a range established in the valuation of the acquiree and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional consideration. Alternatively, if the contingent payment formula is consistent with prior profit-sharing arrangements, that fact may suggest that the substance of the arrangement is to provide compensation.

g.
Formula for determining consideration. The formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, if a contingent payment is determined on the basis of a multiple of earnings, that might suggest that the obligation is contingent consideration in the business combination and that the formula is intended to establish or verify the fair value of the acquiree. In contrast, a contingent payment that is a specified percentage of earnings might suggest that the obligation to employees is a profit-sharing arrangement to compensate employees for services rendered.

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

The following represents the Company’s analysis for this transaction based on the guidance above:

ASC 805-10-55-25:

The First Tranche Shares will be distributed to the former owners of Cure Based Development based on the schedule contained in Exhibit B to the Merger Agreement. The issuance of these shares would follow the per-share ownership percentages of the owners of Cure Based Development prior to the acquisition by the Company.

As set forth in Section 2.06(c) of the Merger Agreement, the Earnout Shares are expected “to account for the prospective value of Cure Based Development as agreed to by the parties”. In other words, during the negotiations of the transaction price for the acquired business, the Earnout Shares were meant to be used to bridge the price gap between what the seller would have liked to receive and what the Company was willing to pay. The Company was willing to issue additional shares if the acquired business meets certain revenue targets over a pre-determined amount of time after the acquisition.

It should also be noted that the Company will deliver the Second Tranche Shares and any Earnout Shares (if earned) to CBD Holdings, an entity unrelated to the Company, that is owned and operated by the former owners and certain former employees of Cure Based Development. Once earned/delivered to CBD Holdings, the shares are owned by CBD Holdings for the benefit of its limited liability company members and subject to CBD Holdings’ operating agreement when it comes to the allocation of profit, loss and equity of CBD Holdings.

As part of the terms of the Merger Agreement, two former executives of Cure Based Development, Caryn Dunayer and Scott Coffman, both entered into separate employment agreements with the Company. The employment agreement with Ms. Dunayer has an initial term of three years and the employment agreement with Mr. Coffman has an initial term of five years. Both agreements may be extended for additional one year terms with the mutual consent of the Company and each executive on behalf of their own respective agreements.

a.           Continuing employment. The Company has retained certain employees of Cure Based Development post acquisition. In particular, pursuant to the terms of the Merger Agreement the Company entered into the aforedescribed employment agreements with Mr. Coffman and Ms. Dunayer who were the previous principal executive officer and president, respectively, of Cure Based Development. The Company is aware that both Mr. Coffman and Ms. Dunayer own equity interest in CBD Holdings under a separate agreement along with other investors in that entity. By virtue of their separate ownership interest in CBD Holdings, both Mr. Coffman and Ms. Dunayer will receive benefit from Second Tranche Shares and the Earnout Shares (if issued) paid by the Company to CBD Holdings. Payments of these contingent shares are not automatically forfeited if the employment of Mr. Coffman and/or Ms. Dunayer is terminated. The Company would still be contractually obligated to deliver the Earnout Shares to CBD Holdings if either Mr. Coffman and/or Ms. Dunayer separated from the Company.

As part of the continuing employment analysis, the Company also considered the following additional evaluation criteria of whether there is an in-substance service period:

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

	Evaluation Criteria	Analysis

1	The acquired business operates in a very specialized industry with limited other individuals who possess commensurate expertise.
The Company is aware that Cure Based Development operates in a specialized industry; however, the Company believes there is not limited individuals who possess the expertise to effectively run the operations to match the Company’s strategic initiatives.

2	The employee is integral to the future success of the acquired business
The Company believes the specific roles the two executives are in form part of the leadership necessary to run the Cure Based Development operations. However, as mentioned above, management believes the two executives are not integral to the future success as they believe there are other talented executives who can fill the same role.

3	The earnings target is not achievable absent the employee’s continuing employment	As mentioned above, the Company’s management believes there are others who can fill into these positions and the earnout provisions are not specifically tied to the employment agreements.

4	The employee has signed an employment agreement that coincides with or is longer than the contingent payment period
Mr. Coffman’s employment agreement has an initial term of five years with option to extend for additional one year periods. Ms. Dunayer’ s employment agreement has an initial term of three years with option to extend for additional one year periods. Additionally, as mentioned above, although Mr. Coffman’s employment agreement coincides with the contingent payment period, the earnout provisions are not tied to the employment agreement.

5	The employee has signed a non-compete agreement that coincides with or is longer than the contingent payment period
The employment agreements contain standard non-compete clauses that extend past the contingent payment periods. The clauses were contemplated in the course of routine employment contracts and not altered to take into account any earnout provisions. Through their membership interest in CBD Holdings, the two executives will benefit from their pro-rata share of the Earnout Shares paid CBD Holdings.

6
The value of the contingent payment is disproportionately high relative to the upfront payment and, therefore, provides and incentive for the employee to remain employed throughout the contingent payment period

The total First Tranche Shares and Second Tranche Shares (collectively, the “Upfront Shares”) is 15,250,000 shares. The total shares which can potentially be issued from the Earnout Shares (if revenue targets are hit) is also 15,250,000 shares. The value of the contingent (future) payment is not deemed disproportionate to the initial up front payment. Additionally, as noted above, the employee is not required to remain employed to receive the Earnout Shares.

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

Analysis: Based on the discussion above, the Company determined that there was more data that pointed for the contingent payments to represent consideration transferred.

b.           Duration of continuing employment. As set forth above, the employment agreement with Mr. Coffman has an initial five year term and it coincides with the term of contingent consideration (Earnout Shares), and the employment agreement with Ms. Dunayer has an initial term of three years which is shorter than the term of contingent consideration (Earnout Shares).

Analysis: The Company determined this data point did not add any incremental evidence to sway the argument one way or the other.

c.           Level of compensation. As noted above, both executives have employment agreements that offer base salaries apart from the payments resulting from the contingent payment arrangements. The Company believed that the base salaries are approximately the same as the compensation for an employee of the Company who has similar responsibilities.

Analysis: The Company determined that this data point would favor contingent consideration.

d.           Incremental payments to employees. The contingent payment arrangements are being made to both former owners of Cure Based Development that: (a) become employees of the Company; and (b) those that do not become employees of the Company, through their interest in CBD Holdings. Payments of the contingent payment arrangements are not deemed incremental to the former owners who became employees of the Company.

Analysis: The Company determined that this data point would favor contingent consideration.

e.           Number of shares owned. The former owners of Cure Based Development who continue as key employees are Mr. Coffman and Ms. Dunayer. Mr. Coffman previously owned a substantial (greater than 50% but less than “substantially all”) ownership of Cure Based Development. Ms. Dunayer previously owned a less than substantial percentage of Cure Based Development. As set forth in Exhibit B to the Merger Agreement, all of the selling members receive the same amount of contingent consideration on a per-share basis.

Analysis: The Company determined that this data point would favor contingent consideration.

f.           Linkage to the valuation. The contingent payment arrangements were based on the valuations of Cure Based Development and future payments to capture value (the Earnout Shares) that was undetermined at the acquisition date. The arrangement does not mirror any prior profit-sharing arrangements.

Analysis: The Company determined that this data point would favor contingent consideration.

g.           Formula for determining consideration. The contingent payment specifically for the Earnout Shares are based on a percentage of revenue (not earnings) and as described above was meant to establish/verify the fair value of the acquiree.

Analysis: The Company determined that this data point would favor contingent consideration.

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

Overall Conclusion Regarding Determination of Contingent Consideration

The Company reviewed the fact pattern discussion above and determined that the data points indicated that the contingent payment arrangements were contingent consideration under ASC 805 and represented part of the consideration transferred to acquire Cure Based Development.

In accordance with the foregoing analysis and determinations by the Company, the Company does not believe it is appropriate to account for the Second Tranche Shares as a separate transaction and it is appropriate to include such securities in determining the purchase price in accordance with the acquisition method of accounting.

2.
To the extent reverse merger accounting is appropriate, please expand your disclosures to clarify this is your basis of accounting and identify the accounting acquirer (Cure Based Development) and the accounting acquiree (Legal Brands).

Response: As set forth in our response to comment 1, the Company does not believe reverse merger accounting is appropriate.

3. -- Preliminary Purchase Price allocation and Pro Forma Adjustments, page F-7

3.
To the extent reverse merger accounting is appropriate, please address the following comments:

●
With reference to ASC 805-40-30-2 and ASC 805-40-55-9 and 10, please revise your determination of the preliminary purchase price. Based on this guidance, the consideration effectively transferred should be equal to the acquisition date fair value of the legal acquirer (Level Brands). Please also note that Legal Brand’s payment of cash to the shareholders of Cure Based Development should be considered a distribution of capital and, accordingly reflected as a reduction of shareholder’s equity; and

●
Please reflect the assets and liabilities of Legal Brands in accordance with ASC 805- 20-25. In this regard, we note that goodwill is measured as the excess of the fair value of the consideration effectively transferred (i.e. the acquisition date fair value of Level Brands) over the net amount of Level Brands recognized identifiable assets and liabilities. Refer to ASC 805-40-55-11 and 12.

Response:
As set forth in response to comment 1, the Company does not believe that reverse merger accounting is appropriate.

Form 10-Q for the Quarter Ended December 31, 2018
Note 2. Acquisitions, page 18

4.
With reference to ASC 805-10-25-6 and 7, please tell us how you determined the acquisition date for your merger with Cure Based Development. Ensure your response fully addresses the fact that you have not transferred the equity consideration and that, based on your disclosures, you cannot issue such shares until after you receive the approval of your shareholders.

With respect to the provision of ASC 805-10-25-6 and 7, the Company acquired control of Cure Based Development on December 20, 2018, the closing date of the transaction. In particular, the Company notes that ASC 805-10-26-7 provide in part that “the date on which the acquirer obtains control of the acquiree generally is the date on which the acquirer legally transfers the consideration, acquires the assets, and assumes the liabilities of the acquiree—the closing date.” As noted in response to comment 1, pursuant to the terms of the Merger Agreement the merger consideration received by the sellers at closing in exchange for the membership interests in Cure Based Development was solely the future right to receive the shares of the Company’s common stock. If the Stock Issuance Proposal is not approved at the 2019 Annual Meeting, the Company is obligated to continue to seek approval of it at least every six months until such time as it is obtained and there is no limit on the number of attempts which must be made. There are no circumstances under which the former members of Cure Based Development can cancel or rescind the acquisition by the Company, either prior to the 2019 Annual Meeting or subsequent thereto in the event the Stock Issuance Proposal is not approved at the meeting.

Division of Corporation Finance
United States Securities and Exchange Commission
February 28, 2019

In addition, post-closing the articles of merger (signed as applicable by the former members of Cure Based Development) were filed in all the requisite jurisdictions which represented all legal documents required under the Merger Agreement and in accordance with the applicable state statutes to evidence the transfer of control of Cure Based Development to the Company (see Exhibits 2.1, 2.2, 2.3 and 2.4 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2018). Effective as of the closing date, the Company legally owns Cure Based Development and it has assumed complete control over the business and operations of Cure Based Development, had integrated controls, management and oversight, including assuming the assets and liabilities of the entity as of the closing date as reflected on the consolidated balance sheet appearing in the 10-Q.

While the Company acknowledges it is a rather unique structure, it was negotiated by the parties leading up to the signing of the Merger Agreement. If the Company’s common stock was not listed on the NYSE American, it would have issued the First Tranche Shares and Second Tranche Shares at closing. The parties negotiated the ultimate structure pursuant to which legal ownership of Cure Based Development was transferred to the Company at closing solely in consideration for the contractual right to receive the shares following shareholder approval.

5.
If you have appropriately determined the acquisition date, please address the above comments as they relate to your accounting for the Cure Based Development business combination and revise your financial statements accordingly.

Response: As set forth in its response to comment 4 above, the Company believes it appropriately determined the acquisition date. In addition, as set forth in response to comment 1, the Company believes its accounting treatment for the transaction is appropriate and no financial statement revisions are required.

6.
To the extent reverse merger accounting is appropriate, please ensure that your financial statements for periods subsequent to the acquisition date fully comply with the accounting and disclosure requirements set forth in ASC 805-4. Specifically, ensure your accounting addresses our pro forma comments above regarding your determination of the preliminary purchase price allocation. Also, please note the following:

●
Prior to the date of the reverse merger, the historical financial statements presented in your filing become those of Cure Based Development and should only include their historical results and operations;

●
The historical financial statements of Cure Based Development are required to reflect the shares issued by Level Brands ``to acquire´´ Cure Based Development as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes. Differences in par value should be offset to additional paid-in capital;

●
Cure Based Development financial statements are required to reflect the reverse merger of Level Brands on the acquisition date. On this date, Level Brand’s outstanding shares should be reflected as being issued by Cure Based Development to acquire Level Brands; and

●
Subsequent to the date of the reverse merger, the historical financial statements are required to be those of the Cure Based Development and Level Brands on a consolidated basis.

Response: As set forth in response to comment 1, the Company does not believe reverse merger accounting is appropriate.

We trust the foregoing sufficiently responds to the staff's comments. The Company acknowledges is understanding that it and its management are response for the accuracy and adequacy of the Company’s disclosures notwithstanding any review, comments, action or absence thereof by the staff. Brian A. Pearlman, Esq., counsel for the Company, will contact Mr. Chinos regarding a request for acceleration of the shelf S-3 after providing sufficient time for the staff to review this correspondence.

Sincerely,

/s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer

cc:
Brian A. Pearlman, Esq.